Filed by Crescent Energy Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Vital Energy, Inc.
Commission File No.: 001-35380
Date: December 12, 2025
Results of Early Participation in Crescent Energy’s Exchange Offers and Consent Solicitations for Vital Energy, Inc.’s 7.75% Senior Notes due 2029 and 9.750% Senior Notes due 2030
HOUSTON, December 12, 2025 – Crescent Energy Finance LLC (“CE Finance”), a wholly owned subsidiary of Crescent Energy Company (NYSE: CRGY) (“Crescent”) announced today the early results of the previously announced (i) offer to exchange (the “2029 Notes Exchange Offer”) any and all 7.75% Senior Notes due 2029 (the “Existing Vital 2029 Notes”) issued by Vital Energy, Inc. (“Vital”) that are held by Eligible Holders (as defined below) for up to $298,214,000 aggregate principal amount of new 7.75% Senior Notes due 2029 issued by CE Finance (the “New Crescent 2029 Notes”), (ii) offer to exchange (the “2030 Notes Exchange Offer” and, together with the 2029 Notes Exchange Offer, the “Exchange Offers”) any and all 9.750% Senior Notes due 2030 (the “Existing Vital 2030 Notes” and, together with the Existing Vital 2029 Notes, the “Existing Vital Notes”) issued by Vital that are held by Eligible Holders for up to $302,364,000 aggregate principal amount of new 9.750% Senior Notes due 2030 issued by CE Finance (the “New Crescent 2030 Notes” and, together with the New Crescent 2029 Notes, the “New Crescent Notes”), and (iii) related solicitations of consents (each, a “Consent”) by CE Finance from Eligible Holders to adopt certain proposed amendments (the “Proposed Amendments”) to each of the indentures governing the Existing Vital Notes, which, if adopted, would eliminate substantially all of the restrictive covenants, certain events of default and certain other provisions currently contained therein (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”).
The following table sets forth the principal amount of each series of Existing Vital Notes that have been validly tendered (and Consents thereby validly delivered) as of 5:00 p.m., New York City time, on December 12, 2025 (the “Early Tender Date”). Each Eligible Holder who validly tenders (and does not validly withdraw) their Existing Vital Notes pursuant to an Exchange Offer is deemed to have validly delivered their Consent in the corresponding Consent Solicitation with respect to the principal amount of such tendered Existing Vital Notes. Withdrawal and revocation rights for the Exchange Offers and the Consent Solicitations expired at 5:00 p.m., New York City time, on December 12, 2025. As a result, tendered Existing Vital Notes may no longer be withdrawn and delivered Consents may no longer be revoked, except in the limited circumstances where additional withdrawal rights are required by law or unless Crescent elects in its sole discretion to amend the Exchange Offers and the Consent Solicitations to allow further withdrawals. In this news release, all Existing Vital Notes that have been validly tendered and not validly withdrawn are referred to as having been “validly tendered” and all Consents that have been validly delivered and not validly revoked as having been “validly delivered.”

Title of Series of Existing Vital Notes	CUSIP/ISIN Number	Issuer	Aggregate Principal Amount Outstanding	Principal Amount Tendered at Early Tender Date	Approximate Percentage of Outstanding Notes Tendered at Early Tender Date

7.75% Senior Notes due 2029	144A: 516806AH9 / US516806AH93 Reg S: U51319AE8/ USU51319AE89	Vital	$298,214,000	$280,962,000	94.21%
9.750% Senior Notes due 2030	516806AJ5 / US516806AJ59	Vital	$302,364,000	$230,573,000	76.26%
The Exchange Offers and Consent Solicitations are being made upon the terms and subject to the conditions set forth in the Offering Memorandum and Consent Solicitation Statement, dated December 1, 2025 (as it may be amended or supplemented from time to time, the “Offering Memorandum and Consent Solicitation Statement”). Each Exchange Offer and Consent Solicitation is conditioned upon the Consent Threshold Condition, the Vital Acquisition Condition and the General Conditions (each as defined in the Offering Memorandum and Consent Solicitation Statement), although CE Finance may waive any condition (other than the Vital Acquisition Condition) at any time with respect to an Exchange Offer and corresponding Consent Solicitation.
The Exchange Offers and Consent Solicitations will expire at 5:00 p.m., New York City time, on December 30, 2025, unless extended (such date and time, as the same may be extended, the “Expiration Date”) or earlier terminated by CE Finance.
Eligible Holders who validly tendered their Existing Vital Notes at or before the Early Tender Date will receive on the Settlement Date $1,000 principal amount of New Crescent Notes of the applicable series for each $1,000 principal amount of applicable Existing Vital Notes validly tendered, subject to the conditions set forth in the Offering Memorandum and Consent Solicitation Statement. Eligible Holders who validly tender their Existing Vital Notes after the Early Tender Date but on or prior to the Expiration Date will be eligible to receive on the Settlement Date $970 principal amount of New Crescent Notes of the applicable series for each $1,000 principal amount of applicable Existing Vital Notes validly tendered, subject to the conditions set forth in the Offering Memorandum and Consent Solicitation Statement. As of the Early Tender Date, CE Finance has received the requisite number of Consents to adopt the Proposed Amendments with respect to all Existing Vital Notes. Because the Consent Threshold Condition was satisfied with respect to each series of Existing Vital Notes, each holder of such series of Existing Vital Notes as of the Settlement Date will be paid $2.50 in cash for each $1,000 principal amount of Existing Vital Notes held by such holder as of the Settlement Date (the “Consent Fee”), subject to the other conditions set forth in the Offering Memorandum and Consent Solicitation Statement. The Settlement Date will be a date that is promptly following the Expiration Date and is currently expected to be January 2, 2026, the second business day following the Expiration Date (the “Settlement Date”). If the Vital Acquisition Condition has not been satisfied prior to the Expiration Date, CE Finance intends to extend the Expiration Date, without extending the Early Tender Date or the consent withdrawal deadline (unless required by law or unless CE Finance elects in its sole discretion to amend the Exchange Offers and the Consent Solicitations to allow further withdrawals) to have the Settlement Date substantially coincide with the consummation of Crescent’s acquisition of Vital.
Furthermore, Vital has entered into a supplemental indenture with respect to each of the indentures governing the Existing Vital Notes containing the Proposed Amendments. Each supplemental indenture immediately became effective upon such entry but will only become operative upon the exchange of all Existing Vital Notes of the subject series validly tendered and not validly withdrawn pursuant to the applicable Exchange Offer and the payment of the applicable Consent Fee with respect to such series to holders of Existing Vital Notes as of the

Settlement Date, subject to the conditions set forth in the Offering Memorandum and Consent Solicitation Statement. If the Proposed Amendments become operative with respect to a series of Existing Vital Notes, the Proposed Amendments will be binding on all holders of such series of Existing Vital Notes who did not validly tender their Existing Vital Notes in an Exchange Offer. However, the supplemental indentures will still be of no force and effect until the applicable exchange consideration and Consent Fee is paid.
CE Finance, in its sole discretion, may modify or terminate any Exchange Offer and may extend the Expiration Date and/or the Settlement Date with respect to any Exchange Offer, subject to applicable law. Any such modification, termination or extension by CE Finance with respect to an Exchange Offer will automatically modify, terminate or extend the corresponding Consent Solicitation, as applicable.
The Exchange Offers are only being made, and the New Crescent Notes are only being offered and will only be issued, and copies of the Offering Memorandum and Consent Solicitation Statement and other related materials will only be made available, to holders of Existing Vital Notes who complete and return an eligibility form confirming, among other things, that they are either a “qualified institutional buyer” under Rule 144A or not a “U.S. person” and outside the United States under Regulation S for purposes of applicable securities laws (such a holder, an “Eligible Holder”). The eligibility form is available electronically at: https://gbsc-usa.com/eligibility/crgy.
Wells Fargo Securities, LLC is serving as the Dealer Manager for the Exchange Offers and as the Solicitation Agent for the Consent Solicitations. Any persons with questions regarding the Exchange Offers or the Consent Solicitations should contact the Dealer Manager by calling (866) 309-6316 (toll-free) or (704) 410-4235 (collect) or emailing liabilitymanagement@wellsfargo.com.
The Information Agent and Exchange Agent for the Exchange Offers and Consent Solicitations is Global Bondholder Services Corporation. Copies of the Offering Memorandum and Consent Solicitation Statement and materials related to the Exchange Offers or Consent Solicitations may be obtained from Global Bondholder Services Corporation by calling (212) 430-3774 (banks and brokers, collect) or (855) 654-2015 (all others, toll-free) or by emailing contact@gbsc-usa.com.
This news release is for informational purposes only. The Exchange Offers and Consent Solicitations are being made only pursuant to the Offering Memorandum and Consent Solicitation Statement, and the information in this news release is qualified by reference to the Offering Memorandum and Consent Solicitation Statement. Further, this news release does not constitute an offer to sell or the solicitation of an offer to buy the Existing Vital Notes, the New Crescent Notes or any other securities, nor does it constitute a notice of redemption for the Existing Vital Notes. No recommendation is made as to whether holders should tender any Existing Vital Notes in response to the Exchange Offers (and deliver Consents in response to the Consent Solicitations). Holders of Existing Vital Notes must make their own decision as to whether to participate in the Exchange Offers and Consent Solicitations and, if so, the principal amount of Existing Vital Notes to tender.
The New Crescent Notes offered in the Exchange Offers have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. Therefore, the New Crescent Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.
About Crescent Energy Company
Crescent is a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s long-life, balanced portfolio combines significant cash flow from stable production with deep, high-quality development inventory. Crescent’s investing and operating activities are focused in the Eagle Ford, Permian and Uinta basins. For additional information, please visit www.crescentenergyco.com.

No Offer or Solicitation
This communication relates to a proposed business combination transaction (the “Transaction”) between Crescent and Vital. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.
Important Additional Information About the Transaction
In connection with the Transaction, Crescent filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333-290422) that includes a preliminary joint proxy statement of Crescent and Vital and a prospectus of Crescent. The registration statement became effective pursuant to Section 8(a) of the Securities Act. The Transaction was submitted to Crescent’s stockholders and Vital’s stockholders for their consideration. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus was sent to the stockholders of Crescent and Vital. This document is not a substitute for the registration statement and the joint proxy statement/prospectus that have been filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to stockholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.
Investors and security holders can obtain free copies of the registration statement, the joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at https://www.sec.gov. Copies of documents filed with the SEC by Crescent are made available free of charge on Crescent’s website at https://crescentenergyco.com/investors, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by Vital are made available free of charge on Vital’s website at https://vitalenergy.com under the Investors tab or by directing a request to Investor Relations, Vital Energy, Inc., 521 E. Second Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570.
Cautionary Statements Regarding Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. The words and phrases “should,” “could,” “may,” “will,” “believe,” “think,” “plan,” “intend,” “expect,” “potential,” “possible,” “anticipate,” “estimate,” “forecast,” “view,” “efforts,” “target,” “goal” and similar expressions identify forward-looking statements and express our expectations about future events. This communication includes statements regarding the Exchange Offers, the Consent Solicitations, the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, anticipated future performance, Crescent’s ability to close any divestitures in a timely manner or at all, and future outlooks of Crescent that may contain forward-looking statements within the meaning of federal securities laws. We believe that our expectations are based on reasonable assumptions; however, no assurance can be given that such expectations will prove to be correct. A number of factors could cause actual results to differ materially from the expectations, anticipated results or other forward-looking information expressed in this communication, including the expected timing and likelihood of completion of the Transaction or any divestitures, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the expected timing and likelihood of the completion of the Exchange Offers and Consent Solicitations, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as defined in the Offering Memorandum and Consent Solicitation Statement), the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s Class A common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected, weather, political and general economic conditions and events in the U.S. and in foreign oil producing companies, including the impact of inflation, elevated interest rates and associated changes in monetary policy; changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements; federal and state regulations and laws, including the Inflation Reduction Act of 2022, taxes, tariffs and international trade, safety and the protection of the environment; the impact of disruptions in the capital markets; geopolitical events such as the armed conflict in Ukraine, the Israel-Hamas conflict and increased hostilities in the Middle East, including heightened tensions with Iran; actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and non-OPEC oil-producing countries, including the agreement by OPEC to phase out production cuts; the availability of drilling, completion and operating equipment and services; reliance on Crescent’s external manager; commodity price volatility, the severity and duration of public health crises; and the risks associated with commodity pricing and Crescent’s hedging strategy, the timing and success of business development efforts, including acquisition and disposition opportunities, our ability to integrate operations or realize any anticipated operational or corporate synergies and other benefits from recent acquisitions other than the Transaction.
All statements, other than statements of historical facts, included in this communication that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Consequently, actual future results could differ materially from our expectations due to a number of factors, including, but not limited to, those items identified as such in the most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and the risk factors described thereunder, filed by Crescent with the SEC.
Many of such risks, uncertainties and assumptions are beyond our ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof.
All subsequent written and oral forward-looking statements concerning this offering, the use of proceeds therefrom, Crescent and CE Finance or other matters and attributable thereto or to any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. We assume no duty to update or revise these forward-looking statements based on new information, future events or otherwise.
Crescent Energy Investor Relations Contact
IR@crescentenergyco.com
Crescent Energy Media Contact
Media@crescentenergyco.com